Exhibit 99.1
BioNTech Announces Planned Retirement of Sean Marett

Mainz, Germany, March 7, 2024 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today that Sean Marett, Chief Business and Commercial Officer, will retire as planned from the Management Board of BioNTech. As of July 1, 2024, Sean Marett will continue as a specialist advisor to the Company at least until the end of the year. A new Chief Commercial Officer will be announced by the end of March 2024. Sean Marett’s responsibilities as Chief Business Officer are being gradually transferred to James Ryan, Ph.D., Chief Legal Officer, who will also take on the role of Chief Business Officer of BioNTech at the end of the transition phase and upon Sean Marett’s retirement.

Sean Marett joined BioNTech as a member of the Management Board in 2012. He has played a crucial role in the Company’s growth and global expansion, overseeing two key areas: business development and product commercialization. Sean Marett was a key member of the team that ensured liquidity of over $1 billion in funding as a private company. This comprised successful financing rounds, including the Series A financing round in 2018, which was one of the largest for a biotech company at that stage worldwide, followed by a Series B financing in July 2019, and the Company’s IPO in October 2019.

During his tenure, he has negotiated revenue-generating research and development agreements with high profile pharmaceutical companies, working to ensure that BioNTech would retain control of the development of multiple product candidates. He has also reached complex global licensing and M&A transactions and strategic partnerships with multiple governments, academic institutions, and charitable foundations. Sean Marett led the negotiation of multiple supply agreements with governments and drove the commercialization of the Pfizer-BioNTech COVID-19 Vaccine in Germany and Türkiye. He has been honored with a number of awards and recognitions, including the Companion of the Most Distinguished Order of St Michael and St George awarded by Her Majesty Queen Elizabeth II, the monarch of the United Kingdom at the time.

“Sean Marett’s contributions to BioNTech’s business development, fund-raising and commercial activities have been crucial to the Company’s transformation into a next-generation immunotherapy company. He negotiated cost-profit sharing agreements which funded BioNTech’s research and development activities in its first decade while ensuring that BioNTech has maintained its scientific freedom,” said Helmut Jeggle, Chairman of the BioNTech Supervisory Board. “For me personally, Sean Marett has been a trusted partner in the last ten years and I value his special business acumen in the biotech sector. He will have a lasting impact on the people and performance of BioNTech and will leave a company which is well-positioned to foster the next wave of innovations. On behalf of the Supervisory Board, I would like to thank Sean Marett for his outstanding leadership, his numerous contributions, and his unwavering dedication to the Company over more than a decade.”

“Sean Marett is a strategic commercial facilitator and outstanding negotiator. Together with his teams, he closed highly complex agreements. Without his determination, drive, and experience in aligning all stakeholders towards a common goal, BioNTech would not be the innovative company it is today,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “I am delighted that Sean will be supporting the Company’s endeavors in a specialist advisory role.”

“It has been my pleasure to contribute to the transformation of BioNTech from a small, private biotech into an international leader in the field of next-generation immunotherapies and one of the largest global biotechnology companies. But none of this would have been possible if we had not had a burning passion for science that continues to excite and motivate us today,” said Sean Marett, Chief Business and Commercial Officer of BioNTech. “As BioNTech prepares for a new chapter in the Company’s trajectory with the planned launch of multiple oncology products in the coming years, it is the right time for me to hand over my responsibilities as Board member and continue to support the Company in a specialist advisory role.”

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (“ADC”) therapeutics, and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech is developing multiple mRNA vaccine candidates for evaluation for a range of infectious diseases alongside its diverse oncology pipeline, either on its own or together with collaborators. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, OncoC4, Regeneron and Pfizer.

For more information, please visit www.BioNTech.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not be limited to, statements concerning: expected changes to BioNTech’s leadership; BioNTech’s research and development programs; BioNTech’s focus on building commercial capabilities for potential market launches; and BioNTech’s expectations regarding the timing of, and planned readiness for, such launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech's product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Report on Form 6-K for the period ended September 30, 2023, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

CONTACTS

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de
3